Exhibit 12.1

Marathon Petroleum Corporation
Computation of Ratio of Earnings to Fixed Charges
TOTAL ENTERPRISE BASIS - Unaudited
(In millions)

	For the Years Ended December 31,
	2017	2016	2015	2014	2013
Portion of rentals representing interest	$101	$109	$110	$85	$71
Capitalized interest	63	64	37	27	28
Other interest and fixed charges	624	539	288	201	167
Preference security dividend requirements of consolidated subsidiaries	65	41	—	—	—
Total fixed charges (A)	$853	$753	$435	$313	$266
Earnings-pretax income with applicable adjustments (B)	$4,212	$3,004	$4,852	$4,194	$3,518
Ratio of (B) to (A)	4.9	4.0	11.2	13.4	13.2